UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: September 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

MOTIF BIO ANNOUNCES DISMISSAL OF INDEPENDENT AUDITOR

On September 27, 2019, Motif Bio plc (“the Company”) dismissed PricewaterhouseCoopers LLP (“PwC”) in the United States, as the Company’s independent registered public accounting firm, effective immediately. PwC will no longer serve as our Principal Auditor as set forth in the audit standard guidance of the Public Company Accounting Oversight Board (PCAOB). The decision to dismiss PwC was approved by our Audit Committee on September 27, 2019.

PwC previously reported on the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017. Such audit reports did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report on the Company’s financial statements for the fiscal years ended December 31, 2018 and 2017 contain an explanatory paragraph expressing substantial doubt on the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2018 and 2017 and through September 27, 2019, there were:

(i)                                     no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the consolidated financial statements for such years, and

(ii)                                  no reportable events as that term is defined in Item 16F (a)(1)(v) of Form 20-F, except for the material weaknesses in internal control over financial reporting related to: (a) processing and reporting of valid transactions and the Company did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience, and training commensurate with their structure and financial reporting requirements, (b) the Company has not designed and implemented a sufficient level of formal accounting policies and procedures that define how transactions across business cycles should be initiated, recorded, processed, authorized, approved and appropriately reported, including presentation and disclosure, within the financial statements, and (c) the Company’s limited personnel resulted in their inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, amongst other things, insufficient segregation of duties in their finance and accounting functions that existed as of both December 31, 2018 and 2017.

The Company provided PwC with a copy of the disclosures it is making in this Current Report on Form 6-K and requested that PwC furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of PwC’s letter dated September 30, 2019, is filed as Exhibit 99.1 hereto.

As of the filing of this report, the Company has not dismissed PricewaterhouseCoopers LLP in the United Kingdom (“PwC UK”) as the auditor under International Standards on Auditing (ISA) for purposes of the Company’s consolidated and statutory IFRS statements issued for AIM and UK regulatory purposes.

The information contained in this report on Form 6-K, including the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Letter by PricewaterhouseCoopers LLP furnished to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer

Date: September 30, 2019